Exhibit 2

[Translation]

Rule 802 Legend

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

April 11, 2013

Company Name:	Furukawa-Sky Aluminum Corp.
Representative:	Mitsuru Okada, President and Chief Executive Officer
Share Code:	5741, First Section, Tokyo Stock Exchange
Inquiries:	Ryu Sawachi, General Manager, Public and Investor Relations Department
Telephone +81-3-5295-3800

Company Name:	Sumitomo Light Metal Industries, Ltd.
Representative:	Shigenori Yamauchi, President
Share Code:	5738, First Sections, Tokyo Stock Exchange and Osaka Stock Exchange
Inquiries:	Naoyuki Sasaki, Manager, Treasury Department
Telephone +81-3-3436-9771

Trade Name, Logo and Location of Head Office After Business Integration

Furukawa-Sky Aluminum Corp. and Sumitomo Light Metal Industries, Ltd., who executed a Basic Integration Agreement on August 29, 2012, and are proceeding with consultations aimed at integrating their businesses as of October 1, 2013, subject to matters such as the approval of the shareholders meetings of both companies and the approval of the relevant authorities, hereby announce that the below matters were determined today at the Board of Directors meetings of both companies. Please note that the change in trade name of the new integrated company is

Exhibit 2

subject to partial amendment of the Articles of Incorporation of Furukawa-Sky Aluminum Corp. being approved at its shareholders meeting scheduled to be held in late June 2013. The companies will disclose other amendments to the Articles of Incorporation for the new integrated company once they are determined.

1.	Trade name of the new integrated company

UACJ Corporation ( in Japanese)

Concept for the new trade name

The companies chose the name “United Aluminum Company of Japan” to represent the concept of a company that will lead the global aluminum industry as a major global player originating in Japan, and then took the first letters of each word to form the acronym “UACJ” as the company name.

2.	Logo of the new integrated company

3.	Location of head office of new integrated company

Tokyo Sankei Building, 1-7-2 Otemachi, Chiyoda-ku, Tokyo

End